EXHIBIT 99.1

Report of Independent Auditors

To the Board of Managers and Member

Felix Energy Holdings II, LLC

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Felix Energy Holdings II, LLC and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of income, member’s equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Felix Energy Holdings II, LLC and its subsidiaries as of December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2018 in accordance with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP

Denver, Colorado

February 26, 2019

Felix Energy Holdings II, LLC

Consolidated Balance Sheets

	December 31,
	2018	2017
	(in thousands)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$6,677	$9,019
Accounts receivable
Trade	36,829	24,320
Joint interest	251	98
Derivative settlements	4,747	-
Prepaid and other current assets	1,073	424
Inventory	1,174	1,152

Total current assets	50,751	35,013

PROPERTY AND EQUIPMENT, at cost
Oil and gas properties (successful efforts method):
Proved properties	1,273,672	640,460
Unproved properties	29,633	29,964
Wells in progress	163,260	90,213
Water facilities and disposal systems	108,369	35,566
Midstream facilities	40,832	446
Other property and equipment	2,047	883
Accumulated depletion, depreciation, and amortization	(128,622)	(45,836)

Total property and equipment, net	1,489,191	751,696

OTHER ASSETS	881	936

TOTAL ASSETS	$1,540,823	$787,645

LIABILITIES AND MEMBER’S EQUITY
CURRENT LIABILITIES
Accounts payable	$68,080	$30,176
Accrued liabilities	104,458	48,216
Revenues payable	9,914	6,943
Derivative liability	3,925	17,367

Total current liabilities	186,377	102,702

LONG-TERM DEBT, net	641,647	108,944

ASSET RETIREMENT OBLIGATIONS	3,298	2,738

Total liabilities	831,322	214,384

MEMBER’S EQUITY	709,501	573,261

TOTAL LIABILITIES AND MEMBER’S EQUITY	$1,540,823	$787,645

See accompanying notes to these consolidated financial statements.	3

Felix Energy Holdings II, LLC

Consolidated Statements of Income

	Years Ended December 31,
	2018	2017	2016
	(in thousands)
REVENUES
Oil revenue	$315,396	$108,675	$9,251
Gas revenue	9,167	5,092	599
NGL revenue	27,083	7,815	606
Water revenue	10,016	3,169	239

Total revenues	361,661	124,751	10,695

OPERATING EXPENSES
Lease operating	49,883	20,159	3,349
Gathering, processing, and transportation	21,576	5,650	64
Production taxes	18,600	6,258	689
Geological and geophysical	6,767	276	5,419
Exploration	910	109	1,087
Depreciation, depletion, and amortization	82,920	40,943	5,044
General and administrative	16,600	11,064	8,272
Operator transfer fee	-	-	2,001

Total operating expenses	197,256	84,459	25,925

INCOME (LOSS) FROM OPERATIONS	164,405	40,292	(15,230)

OTHER INCOME (EXPENSE)
Gain on sale of oil and gas properties	2,626	19,626	12,902
Loss on derivative instruments	(1,562)	(17,367)	-
Interest expense, net	(11,929)	(4,283)	(442)
Interest income	83	28	219

Total other income (expense), net	(10,782)	(1,996)	12,679

NET INCOME (LOSS)	$153,623	$38,296	$(2,551)

See accompanying notes to these consolidated financial statements.	4

Felix Energy Holdings II, LLC

Consolidated Statements of Member’s Equity

Member’s
Equity
(in thousands)
BALANCE, December 31, 2015	$116

Capital contributions	350,768
Net loss	(2,551)

BALANCE, December 31, 2016	348,333

Capital contributions	193,712
Capital distributions	(7,080)
Net income	38,296

BALANCE, December 31, 2017	573,261

Capital distributions	(17,383)
Net income	153,623

BALANCE, December 31, 2018	$709,501

See accompanying notes to these consolidated financial statements.	5

Felix Energy Holdings II, LLC

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2018	2017	2016
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$153,623	$38,296	$(2,551)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation, depletion, and amortization	82,786	40,844	4,987
Amortization of deferred financing costs included in interest	1,367	429	50
Accretion of discount on asset retirement obligation	134	98	57
Surrendered and expired acreage	910	-	-
Change in fair value of derivatives	(13,442)	17,367	-
Gain on sale of oil and gas properties	(2,626)	(19,626)	(12,902)
Change in operating assets and liabilities:
Accounts receivable	(17,408)	(21,710)	(2,709)
Prepaid expenses	(649)	56	(476)
Inventory	(22)	(1,152)	(166)
Accounts payable	(11,849)	13,973	151
Accrued expenses	16,401	(1,756)	5,503
Revenues payable	2,971	6,551	392
Net cash provided by (used in) operating activities	212,196	73,370	(7,664)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to oil and gas properties	(658,123)	(343,842)	(430,525)
Additions to other property and equipment	(73,472)	(22,702)	(6,839)
Change in prepaid drilling costs	(123)	846	(3,334)
Proceeds from sale of oil and gas properties	3,228	42,029	61,600
Net cash used in investing activities	(728,490)	(323,669)	(379,098)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from credit facilities	535,086	244,669	71,500
Repayments on credit facilities	-	(172,500)	(32,000)
Proceeds from short-term borrowings - related party	-	45,000	-
Repayments of short-term borrowings - related party	-	(45,000)	-
Deferred financing costs	(3,751)	(2,453)	(751)
Capital contributions	-	193,712	350,768
Capital distributions	(17,383)	(7,080)	-
Net cash provided by financing activities	513,952	256,348	389,517
NET CHANGE IN CASH AND CASH EQUIVALENTS	(2,342)	6,049	2,755
CASH AND CASH EQUIVALENTS, beginning of year	9,019	2,970	215
CASH AND CASH EQUIVALENTS, end of year	$6,677	$9,019	$2,970
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest	$10,163	$3,163	$247
Property additions associated with changes in current liabilities	$89,594	$47,833	$12,585

See accompanying notes to these consolidated financial statements.	6

Felix Energy Holdings II, LLC

Notes to Consolidated Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Nature of Business – Felix Energy Holdings II, LLC (the Company), a Delaware Limited Liability Company (LLC), was formed on August 28, 2015, for the purpose of acquiring, developing and operating oil and gas properties in the Permian Basin. As an LLC, the amount at risk for each individual member is limited to the amount of capital contributed to the LLC, and unless otherwise noted, the individual member’s liability for indebtedness of an LLC is limited to the member’s actual capital contribution.

In June 2017, the Company was conveyed to Felix Investments Holdings II, LLC (HoldCo). HoldCo is directly and indirectly owned 100% by Felix Energy Investments II, LLC (Investments). Prior to this conveyance, the Company was owned by Investments (99.9%) and Felix Energy II, Inc. (0.01%), a C Corporation, which was wholly owned by Investments.

The Company has the following wholly owned subsidiaries:

•	Felix Water, LLC, a Delaware LLC, was formed on April 5, 2016, for the purpose of acquiring, developing, and operating produced water disposal wells and providing source water to both the Company and third parties.

•	Felix Midstream, LLC, a Delaware LLC, was formed on October 19, 2016, for the purpose of operating gathering assets to service both the Company and third parties.

•	Felix Administrative Services, LLC, a Delaware LLC, was formed on December 10, 2015, to provide management services to entities within the Felix structure.

Basis of Presentation – The Company follows accounting standards established by the Financial Accounting Standards Board (FASB). The FASB sets accounting principles generally accepted in the United States of America (GAAP) to ensure consistent reporting of the Company’s financial condition, results of operations and cash flows. References to GAAP issued by the FASB in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. In preparing the consolidated financial statements, all inter-company accounts and transactions have been eliminated.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses during the reporting period. Actual results could differ from those estimates. Significant judgments and estimates include: estimates related to the oil and gas reserves held by the Company which directly impact the depletion calculation and fair value of the oil and gas properties, assignment of fair value and allocation of purchase price in connection with business combinations, valuation of derivative instruments, accrued revenue and related receivables and accrued liabilities.

Felix Energy Holdings II, LLC

Notes to Consolidated Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Cash and Restricted Cash – Cash and cash equivalents include cash on hand, amounts held in banks and highly liquid investments purchased with an original maturity of three months or less.

Accounts Receivable – The Company’s accounts receivable are generated from oil and gas sales and from joint interest owners on properties that the Company operates. The Company’s oil and gas receivables are typically collected within one to two months.

The Company accrues an allowance on a receivable when, based on the judgment of management, it is probable that a receivable will not be collected and the amount of any allowance may be reasonably estimated. For receivables from joint-interest owners, the Company usually has the ability to withhold future revenue disbursements to satisfy the outstanding balance. No allowance for bad debts has been recorded at December 31, 2018, or 2017.

Inventory – Inventory consists of pipe and supplies maintained to support the Company’s water and midstream infrastructure and is stated at the lower of cost (determined on a specific identification basis) or market. Management reviews inventory for items which are slow moving, damaged, or obsolete to provide for a valuation reserve. No reserve has been deemed necessary as of December 31, 2018, and 2017.

Oil and Gas Properties – The Company accounts for its oil and gas operations using the successful efforts method of accounting. Under this method, all costs associated with property acquisitions, successful exploratory wells and all development wells are capitalized, including interest on capital costs associated with the development of oil and gas properties during drilling and completion. Items charged to expense generally include geological and geophysical costs, costs of unsuccessful exploratory wells, delay rentals, and oil and gas production costs. Capitalized costs of proved leasehold costs are depleted on a field-by-field basis using the units-of-production method based upon total proved oil and gas reserves. Other capitalized costs of producing properties are depleted based on proved developed reserves. All wells in process as of December 31, 2018 and 2017 are expected to be completed within the next 12 months. Depletion expense for the years ended December 31, 2018, 2017, and 2016 was $78.5 million, $39.6 million, and $4.9 million, respectively.

The Company assesses its proved oil and gas properties for impairment whenever events or circumstances indicate that the carrying value of the assets may not be recoverable. The impairment test compares undiscounted future net cash flows to the assets’ net book value. If the net capitalized costs exceed future net cash flows, then the cost of the property is written down to the estimated fair value. Fair value for oil and natural gas properties is generally determined based on an analysis of discounted future net cash flows adjusted for certain risk factors. There were no impairments of proved oil and gas properties during the years ended December 31, 2018, 2017, or 2016.

Felix Energy Holdings II, LLC

Notes to Consolidated Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Unproved properties are assessed periodically on a project-by-project basis to determine whether an impairment has occurred. Management’s assessment includes consideration of the results of exploration activities, commodity price outlooks, planned future sales, or expiration of all or a portion of such projects which impact the amount and timing of impairment provisions. Sales proceeds from unproved oil and gas properties are credited to related costs of the prospect sold until all such costs are recovered and then to net gain or loss on sales of unproved oil and gas properties. Management determined there were no impairments of unproved oil and gas properties during the years ended December 31, 2018, 2017, or 2016.

Gains and losses arising from sales of oil and gas properties are included in income. However, a partial sale of proved properties within an existing field that does not significantly affect the unit-of-production depletion rate will be accounted for as a normal retirement with no gain or loss recognized. The sale of a partial interest within a proved property is accounted for as a recovery of cost. The partial sale of unproved property is accounted for as a recovery of cost when there is uncertainty of the ultimate recovery of the cost applicable to the interest retained.

Water Facilities and Disposal Systems – Water facilities and disposal systems consist of disposal wells and facilities and source water ponds and pits. Amounts are recorded at cost and depreciated using the straight-line method. The estimated useful lives are as follows:

Disposal wells	20 years
Source water ponds and pits	10 years

Water facilities and disposal systems comprise the following:

	December 31,
	2018	2017
	(in thousands)
Land and improvements	$1,947	$1,793
Facilities, wells, and equipment	101,510	28,542
Construction in progress	4,912	5,231

Total	108,369	35,566
Accumulated depreciation	(5,174)	(1,142)

Total water facilities and disposal systems	$103,195	$34,424

Costs incurred for construction of produced water disposal assets in progress and not operational are initially included in construction in progress. No depreciation is recorded for these assets as they have not been placed in operations.

Felix Energy Holdings II, LLC

Notes to Consolidated Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Midstream Facilities – Midstream facilities include gathering system assets, primarily pipelines and well connections, which service the Company’s wells. Amounts are recorded at cost and depreciated using the units-of-production method consistent with the Company’s producing oil and gas properties.

Midstream facilities comprise the following:

	December 31,
	2018	2017
	(in thousands)
Gathering systems, terminals, and equipment	$40,332	$-
Construction in progress	500	446

Total	40,832	446
Accumulated depreciation	(2,972)	-

Total midstream facilities	$37,860	$446

Costs incurred for construction of midstream facilities in progress and not operational are initially included in construction in progress. No depreciation is recorded for these assets as they have not been placed in operations.

Other Property and Equipment – Other property and equipment consists of office furniture and fixtures, leasehold improvements, and computer hardware and software. Other property and equipment is recorded at cost and depreciated using the straight-line method over 3 to 5 years.

Prepaid Drilling Costs – Cash payments are made to operators in advance of drilling and completion work on oil and gas properties that the Company has a working interest in but does not operate. As work occurs on these properties, the balance is reduced and moved to oil and gas properties.

Accounts Payable and Accrued Liabilities – Costs to drill, complete, and operate oil and gas properties are included in accounts payable when invoiced. Costs incurred for which an invoice has not yet been received are included in accrued liabilities and are based on management’s estimate of amounts expected to be paid.

Accrued liabilities comprise the following:

	December 31,
	2018	2017
	(in thousands)
Accrual for capital expenditures	$85,990	$44,469
Other	18,468	3,747
Total	$104,458	$48,216

Felix Energy Holdings II, LLC

Notes to Consolidated Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Revenues Payable – Revenue payable represents amounts collected from purchasers for oil and gas sales which are due to other revenue interest owners. Generally, the Company is required to remit amounts due under these liabilities within 60 days of the end of the month in which the related production occurs. Revenues in suspense are also included in revenue payable.

Derivative Instruments – The Company uses derivative contracts to reduce the risk associated with commodity price changes associated with its future oil and natural gas production, typically fixed-price swaps and floating basis swaps. The Company’s derivative instruments are measured at fair value and recorded on the consolidated balance sheets as an asset or a liability. Changes in the fair value and realized gains and losses are recorded in Loss on derivative instruments in the consolidated statements of income.

Revenue Recognition – The Company follows the sales method of accounting for its oil and gas sales whereby it recognizes revenue, net of royalties, on all oil and gas sold to purchasers at the time the oil and gas is produced and sold.

Acquisitions – In accordance with ASC Topic 805, Business Combinations, the Company determines whether an acquisition is a business combination, which requires that the assets acquired and liabilities assumed constitute a business. Each business combination is then accounted for by applying the acquisition method of accounting. If the assets acquired are not a business, the Company accounts for the transaction as an asset acquisition. Under both methods, purchase prices are allocated to acquired assets and assumed liabilities based on their estimated fair value at the time of the acquisition (adjusted for purchase price adjustments in business combinations). For transactions that are business combinations, the Company evaluates the existence of goodwill or intangibles. The excess, if any, of the purchase price over the net fair value amounts assigned to assets and acquired and liabilities assumed is recognized as goodwill. The Company capitalizes acquisition-related costs and fees associated with asset acquisitions and immediately expenses acquisition-related costs and fees associated with business combinations.

The Company estimates the fair values of assets acquired and liabilities assumed in acquisitions using various assumptions (all of which are Level 3 inputs within the fair value hierarchy). The most significant assumptions typically relate to the estimated fair values assigned to proved and unproved oil and natural gas properties. To estimate the fair values of the proved and unproved oil and natural gas properties, the Company develops estimates of oil, natural gas, and NGL reserves. Estimates of reserves are based on the quantities of oil, natural gas, and NGLs that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under existing economic and operating conditions. Additionally, a risk factor is applied to reserves by reserve type based on industry standards. The Company estimates future prices to apply to the estimated net quantities of reserves based on the applicable ownership percentage acquired and estimates future operating and development costs to arrive at estimates of future net cash flows. The future net cash flows are discounted using a market-based weighted average cost of capital rate determined appropriate at the time of the acquisition.

Felix Energy Holdings II, LLC

Notes to Consolidated Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Income Taxes – The Company is an LLC. Accordingly, no provision for U.S. federal or state income taxes has been recorded as the income, deductions, expenses and credits of the Company are reported on the individual income tax returns of the Company’s member. The Company is, however, subject to the Texas margin tax due to its operation within the state of Texas. Amounts incurred under the Texas margin tax during the years ended December 31, 2018, 2017, and 2016 were immaterial, and no amounts were due as of December 31, 2018, and 2017.

The Company has not recorded any liabilities as of December 31, 2018 related to uncertain tax provisions. As of December 31, 2018, the Company made no provision for interest or penalties related to uncertain tax positions. The Company files income tax returns in the U.S. federal jurisdiction and various states. There are currently no federal or state income tax examinations underway for these jurisdictions.

Asset Retirement Obligations – The Company accounts for asset retirement obligations by recognizing the fair value of a liability for an asset retirement obligation in the period in which it is incurred, if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset. This additional carrying amount is then depreciated over the life of the asset. The liability increases due to the passage of time based on the time value of money until the obligation is settled.

The Company’s asset retirement obligations relate primarily to the retirement of oil and gas properties and related equipment used at the wellsite. The following table summarizes the changes in the Company’s asset retirement obligations for the years ended December 31, 2018, and 2017:

	2018	2017
	(in thousands)
Asset retirement obligations, beginning of year	$2,738	$2,140

Liabilities incurred during the year	621	982
Liabilities settled during the year	(195)	(482)
Accretion of discount	134	98

Asset retirement obligations, end of year	$3,298	$2,738

Fair Value of Financial Instruments – The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, revenues payable, derivative instruments, and long-term debt. The carrying value of the Company’s financial instruments approximate fair value due to their short maturities, interest rates that approximate market rates, or recurring fair value measurements (Note 6).

Concentrations of Credit Risk – The Company maintains cash balances at a financial institution that is insured by the Federal Deposit Insurance Corporation (FDIC) for amounts up to $250,000. At any point in time, the Company may have amounts on deposit that are in excess of federally insured limits.

Felix Energy Holdings II, LLC

Notes to Consolidated Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements – In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers. The update clarifies the principles for revenue recognition and provides a common revenue standard across industries. The codification has been amended through additional ASUs and, as amended, requires companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the Company expects to be entitled in exchange for those goods or services. For nonpublic entities, the guidance is effective for annual reporting periods beginning after December 15, 2018. The Company does not expect the guidance to have a material impact on its financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases. The FASB issued the guidance to increase the transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This will be required for all leases that have a term longer than one year. For nonpublic entities, ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2019. Early application of the standard is permitted upon issuance. The Company is in the process of evaluating the impact this standard will have on its financial statements.

Note 2 – Property Acquisitions

On June 7, 2016, the Company acquired oil and gas properties located in Ward and Winkler Counties, Texas from a third party for $220.2 million in cash. The effective date for the transaction was March 1, 2016, with purchase price adjustments calculated as of the closing date on June 7, 2016.

The acquisition was accounted for using the acquisition method under ASC 805, Business Combinations, which requires the acquired assets and assumed liabilities to be recorded at fair values as of the acquisition date. The following table summarizes the purchase price and estimated fair value of the assets acquired and liabilities assumed:

June 7, 2016
(in thousands)
Fair Value of Consideration Transferred:
Cash	$220,245

Total consideration	$220,245

Assets Acquired and Liabilities Assumed:
Inventory	$271
Proved properties	108,104
Unproved properties	113,012
Asset retirement obligation	(1,142)

Total net assets	$220,245

Felix Energy Holdings II, LLC

Notes to Consolidated Financial Statements

Note 2 – Property Acquisitions (continued)

The Company incurred fees of $2 million related to the change in operators and has included it in operator transfer fees in the accompanying consolidated statement of income for the year ended December 31, 2016. Other acquisition-related expenses were inconsequential and have been recognized in general and administrative expenses in the accompanying consolidated statement of income for the year ended December 31, 2016.

On October 10, 2016, the Company acquired oil and gas properties located in Winkler and Loving Counties, Texas from a third party for $40.9 million in cash. The effective date for the transaction was September 1, 2016, with purchase price adjustments calculated as of the closing date on October 10, 2016.

The acquisition was accounted for using the acquisition method under ASC 805, Business Combinations, which requires the acquired assets and assumed liabilities to be recorded at fair values as of the acquisition date. The following table summarizes the purchase price and estimated fair value of the assets acquired and liabilities assumed:

October 10, 2016
(in thousands)
Fair Value of Consideration Transferred:
Cash	$40,949

Total consideration	$40,949

Assets Acquired and Liabilities Assumed:
Proved properties	$28,149
Unproved properties	13,040
Asset retirement obligation	(240)

Total net assets	$40,949

Note 3 – Property Dispositions

There were no significant property dispositions during the year ended December 31, 2018. In January 2017, the Company sold its entire interest in certain oil and gas properties located in Oklahoma to a related party for $42.0 million (net of transaction costs of $0.4 million). The properties had a carrying value of $22.2 million, resulting in a gain of $19.8 million included in the Company’s consolidated statement of income for the year ended December 31, 2017.

In August 2016, the Company sold its entire interest in certain unproved oil and gas properties to a third party for $61.6 million. The properties had a carrying value of $48.7 million, resulting in a gain of $12.9 million included in the Company’s consolidated statement of income for the year ended December 31, 2016.

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Felix Energy Holdings II, LLC

Notes to Consolidated Financial Statements

Note 4 – Related Party Transactions

Short-Term Borrowing – The Unit Purchase Agreement between Investments and members of Investments allowed for additional funding up to $100 million. In March and May 2017, the Company received $20 million and $25 million, respectively, under this additional funding stipulation. Such amounts may be repaid under the terms of Investment’s LLC Agreement at 11% interest per annum. The outstanding amount of $45 million was repaid in August 2017, plus accrued interest of $1.3 million. The agreement was terminated when repaid.

HoldCo Note – In August 2017, HoldCo closed on $300 million of senior secured first lien notes due 2022 (the HoldCo Note). The $300 million facility includes a $100 million delay draw. The HoldCo Note is collateralized by substantially all of HoldCo’s assets and equity interests, which includes the equity of the Company. As of December 31, 2018, the Company has received $194.7 million sourced from the HoldCo Note and has classified the amounts as capital contributions.

The HoldCo Note accrues interest at LIBOR (London Interbank Offered Rate) plus 6.50%. Interest payments are made by the Company to HoldCo in the form of distributions. During the years ended December 31, 2018 and 2017, the Company made distributions of $17.4 million and $7.1 million, respectively, in connection with the interest.

Other – During the year ended December 31, 2016, various expenses of the Company were paid by Felix Energy, LLC, a related party, and the Company was allocated $2.3 million as a result. The Company paid this amount and no amount was outstanding at December 31, 2016. No such expenses were paid by a related party in 2018 or 2017.

Refer to Note 3 regarding the Company’s sale of oil and gas properties to a related party.

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Felix Energy Holdings II, LLC

Notes to Consolidated Financial Statements

Note 5 – Long-Term Debt

The carrying amounts of the Company’s long-term debt are as follows:

	December31,
	2018	2017
	(in thousands)
Holdings Facility:
Amount outstanding	$567,000	$88,000
Unamortized deferred financing charges	(4,481)	(2,470)
	562,519	85,530

Water Facility:
Amount outstanding	79,755	23,669
Unamortized deferred financing charges	(627)	(255)
	79,128	23,414

Total long-term debt	$641,647	$108,944

Holdings Facility – In July 2016, the Company entered into a five-year, $500 million credit facility with a third party financial institution (the Holdings Facility). The borrowing base is redetermined periodically based on the Company’s proved reserves. As of December 31, 2018, the borrowing base had been increased to $800 million. Except in the case of a continuing event of default, amounts borrowed under the Holdings Facility are due on the maturity date of July 1, 2021.

Borrowings under the Holdings Facility bear interest at a variable interest rate based on the higher of (a) the prime rate set by the Holdings Facility’s administrative agent, (b) the Federal Funds Rate plus 0.50%, or (c) the rate for LIBOR loans for a one-month interest period plus 1% (Alternate Base Rate Loans). Interest is payable quarterly.

As of December 31, 2018, the Company had $567 million outstanding under the Holdings Facility, and the applicable interest rate was 5.06%.

Under the provisions of the Holdings Facility, the Company is subject to a number of restrictions and covenants, including maintaining a consolidated current ratio greater than 1.0 to 1.0 and a consolidated leverage ratio less than 4.0 to 1.0 The Company believes it was in compliance with all of the covenants under the Holdings Facility as of December 31, 2018.

Water Facility – In May 2017, the Company, through its wholly owned subsidiary, Felix Water, LLC, entered into a three-year, $50 million credit facility with a third party financial institution (the Water Facility). The borrowing base is redetermined periodically based on the Company’s produced water disposal properties. As of December 31, 2018, the borrowing base was $100 million. Except in the case of a continuing event of default, amounts borrowed under the Water Facility are due on the maturity date of May 20, 2020.

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Felix Energy Holdings II, LLC

Notes to Consolidated Financial Statements

Note 5 – Long-Term Debt (continued)

Borrowings under the Water Facility bear interest at a variable rate equal to the higher of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 0.50%, or (c) the Adjusted LIBOR for a one-month interest period beginning on such day plus 1.00%. Interest is payable monthly.

As of December 31, 2018, the Company has $79.8 million outstanding under the Water Facility, and the applicable interest rate was 6.75%.

Under the provisions of the Water Facility, the Company is subject to a number of restrictions and covenants, including maintaining a current ratio greater than 1.0 to 1.0 and a leverage ratio less than 3.5 to 1.0 for Felix Water, LLC. The Company believes it was in compliance with all of the covenants under the Water Facility as of December 31, 2018.

Interest Expense – Interest expense consists of the following components:

	Years Ended December 31,
	2018	2017	2016
	(in thousands)
Interest on outstanding debt:
Holdings Facility	$16,373	$2,140	$285
Water Facility	3,137	479	-
Short-term borrowing (Note 3)	-	1,343	-
Amortization of deferred financing costs	1,367	429	50
Commitment fees and other	-	2,343	107
Total interest incurred	20,877	6,734	442
Less capitalized interest	(8,948)	(2,451)	-

Interest expense, net	$11,929	$4,283	$442

17

Felix Energy Holdings II, LLC

Notes to Consolidated Financial Statements

Note 6 – Derivative Instruments

The following table sets forth the Company’s outstanding derivative contracts as of December 31, 2018:

				Weighted-
			Unit of	Average
Commodity	Period	Volume	Measure	Contract Price
Oil basis swaps	1/1/2019 - 6/30/2019	2,261,000	Barrels	$(7.30)
Natural gas price swaps	1/1/2019 - 6/30/2019	1,739,750	MMBtu	$3.71
Natural gas basis swaps	1/1/2019 - 6/30/2019	1,739,750	MMBtu	$(2.15)

The following table sets forth the Company’s outstanding derivative contracts as of December 31, 2017:

				Weighted-
			Unit of	Average
Commodity	Period	Volume	Measure	Contract Price
Oil swaps - WTI	1/1/2018 - 12/31/18	3,285,000	Barrels	$54.28
Oil basis swaps	1/1/2018 - 12/31/18	3,285,000	Barrels	$(0.32)

The following table discloses the Company’s derivative instruments as of December 31, 2018 and 2017. There were no outstanding derivative contracts during the year ended December 31, 2016.

		Estimated
		Fair Value
		December 31,
Commodity	Balance Sheet Location	2018
		(in thousands)
Oil basis swaps	Derivate liability - current	$(3,982)
Natural gas price swaps	Derivate liability - current*	1,277
Natural gas basis swaps	Derivate liability - current	(1,220)

		$(3,925)

*	The natural gas price swaps are in an asset position and are subject to a master netting agreement. The Company has elected to net the asset against its liability position.

		Estimated
		Fair Value
		December 31,
Commodity	Balance Sheet Location	2017
		(in thousands)
Oil price swaps	Derivate liability - current	$(16,368)
Oil basis swaps	Derivate liability - current	(999)

		$(17,367)

18

Felix Energy Holdings II, LLC

Notes to Consolidated Financial Statements

Note 6 – Derivative Instruments (continued)

The following table reconciles the Company’s loss on its derivative instruments:

	Years Ending December 31,
	2018	2017
	(in thousands)
Realized loss on settlements	$(15,004)	$-
Mark-to-market gain (loss)	13,442	(17,367)

Loss on derivative instruments	$(1,562)	$(17,367)

Note 7 – Fair Value Measurements

The Company follows ASC 820, Fair Value Measurements and Disclosures, which establishes a hierarchy for the inputs utilized in measuring fair value. The hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy is broken down into three levels based on the reliability of the inputs as follows:

Level 1 – quoted prices for identical assets or liabilities in active markets;

Level 2 – quoted prices for similar assets or liabilities in active markets;

Level 3 – unobservable inputs for the asset or liability such as discounted cash models.

The following tables present the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2018 and 2017:

	Level 1	Level 2	Level 3
	(in thousands)
December 31, 2018
Oil basis swaps	$-	$(3,982)	$-
Natural gas price swaps	-	1,277	-
Natural gas basis swaps	-	(1,220)	-
Total	$-	$(3,925)	$-

December 31, 2017
Oil price swaps	$-	$(16,368)	$-
Oil basis swaps	-	(999)	-
Total	$-	$(17,367)	$-

19

Felix Energy Holdings II, LLC

Notes to Consolidated Financial Statements

Note 7 – Fair Value Measurements (continued)

Assets acquired and liabilities assumed in business combinations are recorded at fair value at the acquisition date. The inputs used to determine such fair value are primarily based upon cash flow models and would be classified within Level 3. Additionally, we use fair value to determine the inception value of our asset retirement obligations. The inputs used to determine such fair value are primarily based upon costs incurred historically for similar work, as well as estimates from third parties, and would be classified within Level 3.

Note 8 – Commitments and Contingencies

Office Lease – The Company leases various office space in Denver, Colorado under non-cancellable operating leases through May 31, 2023. Future minimum payments under these leases are $2.9 million as of December 31, 2018. The Company’s rent expense for the years ended December 31, 2018, 2017, and 2016 totaled $0.6 million, $0.4 million, and $0.4 million, respectively.

Environmental Issues – The Company is engaged in oil and gas exploration and production and may become subject to certain liabilities as they relate to environmental clean-up of well sites or other environmental restoration procedures as they relate to the drilling of oil and gas wells and the operation thereof. In the Company’s acquisition of existing or previously drilled well bores, the Company may not be aware of what environmental safeguards were taken at the time such wells were drilled or during such time the wells were operated. Should it be determined that a liability exists with respect to any environmental clean-up or restoration, the liability to cure such a violation could fall upon the Company. Management believes its properties are operated in conformity with local, state and federal regulations. No claim has been made, nor is the Company aware of any uninsured liability which the Company may have, as it relates to any environmental clean-up, restoration or the violation of any rules or regulations relating thereto.

Note 9 – Subsequent Events

The Company has evaluated subsequent events through February 26, 2019, the date the financial statements were available to be issued, and determined there were no items requiring disclosure.

20

Felix Energy Holdings II, LLC

Notes to Consolidated Financial Statements

Note 10 – Supplemental Oil and Gas Disclosures (unaudited)

Net Capitalized Costs – The following table reflects the capitalized costs of natural gas and oil properties and the related accumulated depreciation, depletion and amortization as of December 31, 2018, and 2017:

	2018	2017
	(in thousands)
Proved properties, subject to depletion	$1,273,672	$640,460
Unproved properties, not subject to depletion	29,633	29,964
Total capitalized cost	1,303,305	670,424
Less accumulated depletion	(120,047)	(44,500)

Net capitalized cost	$1,183,258	$625,924

Cost Incurred in Oil and Natural Gas Property Acquisition, Exploration, and Development – The following table reflects costs incurred in oil, natural gas and NGL property acquisition, development and exploratory activities.

	2018	2017	2016
	(in thousands)
Acquisition of costs and properties
Proved properties	$-	$-	$84,570
Unproved properties (1)	7,329	34,454	210,850
Development and exploratory cost	717,908	335,461	101,829

Total costs	$725,237	$369,915	$397,249

(1)       Activity above excludes transfers from unproved to proved properties during the year.

21

Felix Energy Holdings II, LLC

Notes to Consolidated Financial Statements

Note 10 – Supplemental Oil and Gas Disclosures (unaudited) (continued)

Results of Operations for Oil, Natural Gas and NGL Producing Activities – The Company’s results of operations for oil, natural gas and NGL producing activities for the years ended December 31, 2018, 2017, and 2016 are appropriately reflected on the consolidated income statement.

Oil, Natural Gas, and NGL Reserves – Proved reserves were estimated in accordance with guidelines established by the SEC, which require that reserve estimates be prepared under existing economic and operating conditions based upon the 12-month unweighted average of the first day of the month prices. Proved reserves are estimated volumes of oil, natural gas, and NGLs that geological and engineering data demonstrate with reasonable certainty are recoverable in future years from known reservoirs under existing economic and operating conditions. There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future production rates and timing of future development costs. The following table reflects changes in proved reserves during the periods indicated:

		Natural	NGLs	Total
	Oil (MBbls)	Gas (MMcf)	(MBbls)	(MBOE)
Proved reserves at December 31, 2015	-	-	-	-
Purchases of reserves in place	2,389	2,312	366	3,140
Sales of oil and gas produced	(201)	(239)	(39)	(280)
Revisions	-	-	-	-
Extensions and discoveries	25,861	20,824	3,356	32,688
Proved reserves at December 31, 2016	28,049	22,897	3,683	35,548
Purchases of reserves	90	119	7	117
Divestiture of reserves	(439)	(2,059)	(387)	(1,169)
Sales of oil and gas produced	(2,170)	(1,865)	(314)	(2,795)
Revisions	10,543	16,264	3,422	16,676
Extensions and discoveries	42,879	40,328	7,482	57,082
Proved reserves at December 31, 2017	78,952	75,684	13,893	105,459
Purchases of reserves	-	-	-	-
Sales of oil and gas produced	(5,547)	(4,911)	(874)	(7,240)
Revisions	(1,511)	(6,576)	2,895	288
Extensions and discoveries	366,776	269,186	67,627	479,268

Proved reserves at December 31, 2018	438,670	333,383	83,541	577,775

At December 31, 2018, the Company had approximately 577,775 MBoe of proved reserves. As a result of the Company’s drilling program, there was an increase in extension and discoveries of proved reserves totaling 479,268 MBoe. The Company’s current development plan reflects allocation of capital with a focus on efficiencies, recoveries, and rates of return. The impact of pricing on revisions of previous estimates was minimal.

At December 31, 2017, the Company had approximately 105,459 MBoe of proved reserves. During 2017, due to the Company’s drilling program there was an increase in extension and discoveries of proved reserves by 57,082 MBoe. The impact of pricing on revisions of previous estimates was minimal.

22

Felix Energy Holdings II, LLC

Notes to Consolidated Financial Statements

Note 10 – Supplemental Oil and Gas Disclosures (unaudited) (continued)

At December 31, 2016, the Company had approximately 35,548 MBoe of proved reserves. During 2016, the Company purchased reserves of 3,140 MBoe and due to the Company’s drilling program reflected an increase in extensions and discoveries of 32,688 MBoe. The impact of pricing on revisions of previous estimates was minimal.

The following table sets forth the estimated quantities of proved developed and proved undeveloped (PUD) oil, natural gas and NGL reserves of the Company as of December 31, 2018, 2017, and 2016.

	2018	2017	2016
Proved Developed Reserves (1)
Oil (MBbls)	65,992	24,077	4,669
Natural Gas (MMcf)	51,917	24,270	6,117
Liquids (MBbls)	12,743	4,356	1,028
Total (MBoe)	87,388	32,478	6,717

Proved Undeveloped Reserves
Oil (MBbls)	372,678	54,876	23,380
Natural Gas (MMcf)	281,467	51,414	16,780
Liquids (MBbls)	70,798	9,535	2,654
Total (MBoe)	490,387	72,980	28,830

Total Proved Reserves
Oil (MBbls)	438,670	78,952	28,049
Natural Gas (MMcf)	333,383	75,684	22,897
Liquids (MBbls)	83,541	13,893	3,683
Total (MBoe)	577,775	105,459	35,548

(1)	As of December 31, 2018, 2017, and 2016 proved developed reserves includes proved developed non-producing reserves of 231.7 MBbls, 4,154.7 MBbls, 109.4 MBbls of oil; 26.4 MBbls, 791.8 MBbls, and 13 MBbls of NGL; and 208.6 MMcf, 4,267.5 MMcf, and 82.3 MMcf of natural gas, respectively.

In accordance with SEC regulations, the Company uses the 12-month average price calculated as the unweighted arithmetic average of the spot price on the first day of each month within the 12-month period prior to the end of the reporting period. The oil and natural gas prices used in computing the Company’s reserves as of December 31, 2018, 2017, and 2016 were $65.56, $51.34, and $42.75 per barrel of oil, respectively, $3.10, $2.98, and $2.48 per MMBtu of natural gas, respectively before consideration of price differentials.

23

Felix Energy Holdings II, LLC

Notes to Consolidated Financial Statements

Note 10 – Supplemental Oil and Gas Disclosures (unaudited) (continued)

The proved reserve estimates for the years ended December 31, 2018, 2017, and 2016 were prepared by Netherland, Sewell & Associates, Inc. (NSAI), our independent reserve engineers. All estimates of proved reserves are determined according to the rules prescribed by the SEC in existence at the time estimates were made. These rules require that the standard of “reasonable certainty” be applied to proved reserve estimates, which is defined as having a high degree of confidence that the quantities will be recovered. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as more technical and economic data becomes available, a positive or upward revision or no revision is much more likely than a negative or downward revision. Estimates are subject to revision based upon a number of factors, including many factors beyond the Company’s control such as reservoir performance, prices, economic conditions, and government restrictions. In addition, results of drilling, testing, and production subsequent to the date of an estimate may justify revision of that estimate.

Reserve estimates are often different from the quantities of oil, and natural gas, that are ultimately recovered. Estimating quantities of proved oil and natural gas reserves is a complex process that involves significant interpretations and assumptions and cannot be measured in an exact manner. It requires interpretations and judgment of available technical data, including the evaluation of available geological, geophysical, and engineering data. The accuracy of any reserve estimate is highly dependent on the quality of available data, the accuracy of the assumptions on which they are based upon, economic factors, such as oil and natural gas prices, production costs, severance and excise taxes, capital expenditures, workover and remedial costs, and the assumed effects of governmental regulation. In addition, due to the lack of substantial, if any, production data, there are greater uncertainties in estimating PUD reserves, proved developed non-producing reserves, and proved developed reserves that are early in their production life. As a result, the Company’s reserve estimates are inherently imprecise.

24

Felix Energy Holdings II, LLC

Notes to Consolidated Financial Statements

Note 10 – Supplemental Oil and Gas Disclosures (unaudited) (continued)

Standardized Measure of Discounted Future Net Cash Flows – The following table reflects the Company’s standardized measure of discounted future net cash flows relating from its proved oil, natural gas, and NGL reserves.

	Years Ended December 31,
	2018	2017	2016
	(in millions)
Future cash inflows	$30,057	$4,431	$1,234
Future production costs	(10,890)	(1,280)	(339)
Future development costs	(3,945)	(605)	(262)
Future income tax expense (1)	-	-	-

Future net cash flows	15,222	2,546	633
Discount to present value at 10% annual rate	(8,894)	(1,476)	(366)

Standardized measure of discounted future net cash flows	$6,328	$1,070	$267

(1)	The Company has elected to be treated as a partnership for income tax purposes. Accordingly, federal taxable income and losses are reported on the income tax returns of the Company’s Members’ and no provision for federal income taxes has been recorded on the accompanying financial statements. The Company is subject to margin/franchise taxes in Texas and reflected as “Future income tax expenses.”

25

Felix Energy Holdings II, LLC

Notes to Consolidated Financial Statements

Note 10 – Supplemental Oil and Gas Disclosures (unaudited) (continued)

The following table reflects the principal changes in the standardized measure of discounted future net cash flows attributable to the Company’s proved reserves are as follows:

	Years Ended December 31,
	2018	2017	2016
	(in millions)
Standardized measure of discounted future net cash flows at the beginning of the period	$1,070	$267	$-
Sales of oil, natural gas, and NGLs, net of production costs	(262)	(90)	(6)
Purchases of reserves in place	-	(8)	32
Extensions and discoveries, net of future development costs	5,281	580	238
Sales of reserves in place	-	-	-
Changes in prices and production costs	110	84	-
Changes in estimated future development costs	(444)	(54)	-
Revisions of previous quantity estimates	(12)	146	-
Previously estimated development costs incurred	59	199	-
Accretion of discount	91	26	-
Net change in income taxes (1)	-	-	-
Net changes in timing of production and other	435	(80)	3

Standardized measure of discounted future net cash flows at the end of the period	$6,328	$1,070	$267

(1)	The Company has elected to be treated as a partnership for income tax purposes. Accordingly, federal taxable income and losses are reported on the income tax returns of the Company’s Members’ and no provision for federal income taxes has been recorded on the accompanying financial statements. The Company is subject to margin/franchise taxes in Texas and reflected as “Net change income taxes”.

26